02019922

Att 3/14/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 4 2002
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. L. Zeve Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 Dominion Tower
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Patricia Calhoun — 412-281-4567 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Epstein, Tabor & Schorr, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

1600 Centre City Tower	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

(Commonwealth of PA)
(County of Allegheny) SS:

OATH OR AFFIRMATION

I, J. Patricia Calhoun swear (or affirm) tha best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the H. L. Zeve Associates, Inc., December 31, 2001, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:

SWORN & SUBSCRIBED TO BEFORE ME,
THIS 25TH DAY OF FEBRUARY, 2002

Signature

Treasurer
Title

Notary Public

Notarial Seal
Linda K. Sciullo, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Aug. 19, 2003
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- *☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- *☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- *☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*SEE REPORT CHECKLIST SUPPLEMENT ATTACHED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

H. L. ZEVE ASSOCIATES, INC.

PITTSBURGH, PENNSYLVANIA

DECEMBER 31, 2001 AND 2000

INDEX

EPSTEIN, TABOR & SCHORR

CERTIFIED PUBLIC ACCOUNTANTS

PITTSBURGH, PA.

To The Board of Directors
H. L. Zeve Associates, Inc.
Pittsburgh, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of H. L. Zeve Associates, Inc. as of December 31, 2001 and 2000, and the related statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. L. Zeve Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Epstein, Tabor & Schorr
Certified Public Accountants

Pittsburgh, Pennsylvania
January 23, 2002

H. L. ZEVE ASSOCIATES, INC.
BALANCE SHEETS

	DECEMBER 31 2001	DECEMBER 31 2000
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 654,450	$ 585,440
Accounts Receivable	5,797	12,598
Income Tax Refund Receivable	1,253	10,840
Other Receivable	1,600	5,734
Prepaid Income Taxes	0	11,117
Prepaid Expenses and Deposits	13,377	16,335
TOTAL CURRENT ASSETS	$ 676,477	$ 642,064
FURNITURE AND EQUIPMENT - AT COST		
Furniture	$ 126,902	$ 125,479
Equipment	136,504	136,831
TOTAL FURNITURE AND EQUIPMENT	$ 263,406	$ 262,310
Less: Accumulated Depreciation	170,215	146,144
NET FURNITURE AND EQUIPMENT	$ 93,191	$ 116,166
NONCURRENT ASSETS		
Marketable Equity Securities - at Market Value	$ 256,670	$ 294,182
TOTAL ASSETS	$ 1,026,338	$ 1,052,412
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable - Trade	$ 7,296	$ 4,417
Accrued Expenses - Other	14,000	13,000
Accrued Taxes Payable	2,106	0
Deferred Rental Income	8,160	29,920
TOTAL CURRENT LIABILITIES	$ 31,562	$ 47,337
NONCURRENT LIABILITY		
Deferred Income Taxes Payable	$ 3,926	$ 25,966
STOCKHOLDERS' EQUITY		
Common Stock - par value $1; 10,000 shares authorized, 3,984 shares issued and outstanding	$ 3,984	$ 3,984
Additional Paid-In Capital	319,337	319,337
Retained Earnings	660,726	634,427
Accumulated Other Comprehensive Income: Unrealized Gain on Securities	6,803	21,361
TOTAL STOCKHOLDERS' EQUITY	$ 990,850	$ 979,109
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,026,338	$ 1,052,412

The accompanying notes are an integral part of the financial statements.

H.L. ZEVE ASSOCIATES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	FOR THE YEARS ENDED DECEMBER 31	
	2001	2000
REVENUE		
Client Fees and Commissions	$ 1,835,575	$ 2,059,508
EXPENSES		
Salaries	$ 1,169,098	$ 1,399,529
Payroll Taxes	52,652	53,308
Hospitalization - Group Insurance	45,955	40,424
Profit Sharing Contribution - Note (B)	101,679	104,610
Advertising	60,183	63,345
Automobile	13,747	15,384
Contributions	2,850	1,850
Depreciation	32,376	28,029
Dues, Fees and Licenses	22,401	16,853
Education	555	0
Insurance	40,447	38,443
Legal and Accounting	24,359	25,181
Maintenance and Repairs	19,687	9,351
Office Rent	56,082	56,314
Office Supplies and Postage	26,833	25,495
Outside Manager's Fees	3,171	3,723
Outside Services	44,068	52,120
Subscriptions and Publications	6,239	8,418
Refunds	8,776	0
Taxes - Other	3,819	5,019
Telephone	8,164	6,365
Temporary Help	0	14,052
Travel and Entertainment	41,165	38,175
TOTAL EXPENSES	$ 1,784,306	$ 2,005,988
OPERATING INCOME	$ 51,269	$ 53,520
OTHER INCOME (EXPENSE)		
Interest and Dividends	$ 28,659	$ 53,083
Capital Gain Distributions	1,649	14,194
Net Realized (Loss) on Sale of Marketable Equity Securities	(4,861)	(41,988)
(Loss) on Disposal of Equipment	(771)	0
TOTAL OTHER INCOME	$ 24,676	$ 25,289
INCOME BEFORE TAXES	$ 75,945	$ 78,809
Less: Provision for Income Taxes	49,646	52,180
NET INCOME	$ 26,299	$ 26,629
OTHER COMPREHENSIVE INCOME		
Unrealized Gains on Securities:		
Unrealized Holding (Loss) Gain Arising During the Year	$ (36,342)	$ 8,788
Less: Income Tax Benefit (Expense) Related to Other Comprehensive Income	21,784	(3,542)
NET OTHER COMPREHENSIVE (LOSS) INCOME	$ (14,558)	$ 5,246
TOTAL COMPREHENSIVE INCOME	$ 11,741	$ 31,875

The accompanying notes are an integral part of the financial statements.

H.L. ZEVE ASSOCIATES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE - DECEMBER 31, 1999	$ 3,984	$ 319,337	$ 607,798	$ 16,115
Net Income	0	0	26,629	0
Unrealized Gains on Securities, Net of Tax	0	0	0	5,246
BALANCE - DECEMBER 31, 2000	$ 3,984	$ 319,337	$ 634,427	$ 21,361
Net Income	0	0	26,299	0
Unrealized (Losses) on Securities, Net of Tax	0	0	0	(14,558)
BALANCE - DECEMBER 31, 2001	$ 3,984	$ 319,337	$ 660,726	$ 6,803

The accompanying notes are an integral part of the financial statements.

H.L. ZEVE ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 26,299	$ 26,629
ITEMS RECONCILING NET INCOME TO NET CASH FROM OPERATING ACTIVITIES		
Depreciation	32,376	28,029
Net Realized Loss on Sale of Marketable Equity Securities	4,861	41,988
Loss on Disposal of Equipment	771	0
	$ 64,307	$ 96,646
CHANGES IN ASSETS (INCREASE) DECREASE		
Accounts Receivable	6,801	(4,305)
Income Tax Refund	9,587	(10,840)
Other Receivable	4,134	(1,744)
Prepaid Income Taxes	11,117	(9,482)
Prepaid Expenses and Deposits	2,958	582
CHANGES IN LIABILITIES INCREASE (DECREASE)		
Accounts Payable	2,879	(2,791)
Accrued Expenses - Other	1,000	(400)
Accrued Taxes Payable	2,106	0
Deferred Rental Income	(21,760)	0
Deferred Income Taxes Payable	(255)	7,179
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 82,874	$ 74,845
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Marketable Equity Securities	$ (15,849)	$ (100,230)
Proceeds from Sale of Marketable Equity Securities and Equipment	12,167	142,744
Purchases of Furniture and Equipment	(10,182)	(32,524)
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	$ (13,864)	$ 9,990
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 69,010	$ 84,835
Cash and Cash Equivalents - January 1	585,440	500,605
CASH AND CASH EQUIVALENTS - DECEMBER 31	$ 654,450	$ 585,440
Supplemental Disclosures of Cash Flows Information:		
Cash Paid for Income Taxes	$ 41,185	$ 70,236

Noncash Transaction:

Equipment with a cost of $9,085 and $24,225, was disposed of during 2001 and 2000, respectively.

The accompanying notes are an integral part of the financial statements.

NATURE OF OPERATIONS

H. L. Zeve Associates, Inc. (The Associates), a Pennsylvania Corporation formed on May 7, 1984, is a Registered Investment Adviser. The firm provides investment management on a discretionary basis to retirement plans, charitable foundations, endowment funds, and individual investors. Clients are located throughout the United States, however the principal market is within a one hundred mile radius of the home office located in Pittsburgh, Pennsylvania.

NOTE (A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Associates uses the accrual method of accounting for both financial statement presentation and income tax purposes. Under this method, revenue is recorded when earned and expenses are recorded when incurred without regard to the time of cash receipt and disbursement.

CASH AND CASH EQUIVALENTS

Cash equivalents represent money market funds with original maturities of less than three months.

MARKETABLE EQUITY SECURITY

The Associates follows Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities which requires marketable equity securities to be recorded at fair value. Realized gains and losses are determined on the first-in first-out basis.

DEPRECIATION AND AMORTIZATION

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of five or seven years. The straight line method of depreciation is followed for financial statement purposes. Accelerated methods of depreciation are followed for income tax reporting purposes. The temporary differences created by the two methods are accounted for in deferred taxes.

INCOME TAXES

The Associates accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which recognizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE (A) (Continued)

PROFIT SHARING PLAN

The Associates has a profit sharing plan that covers all eligible full time employees. Contributions to the plan, which are discretionary based on net income and gross compensation for the year, are accrued and funded on a current basis.

NOTE (B) PROFIT SHARING PLAN

Effective January 1, 1986, the Associates adopted a profit sharing plan covering all eligible full time employees. Contributions to the plan, which are at the discretion of the Board of Directors, do not exceed 15% of gross compensation and are further limited by the Internal Revenue Code maximum compensation limit. For 2001 and 2000, plan contributions charged to operations were $101,679 and $104,610, respectively.

NOTE (C) OFFICE LEASE

The Associates leases office space at its present location under an operating lease expiring March 31, 2002. Beginning April 1, 2002, the Associates will lease office space at a new location in Pittsburgh, Pennsylvania expiring March 31, 2008.

Minimum future rental payments for the next five years, under the noncancelable operating leases as of December 31, 2001, are as follows:

YEAR ENDED DECEMBER 31	AMOUNT
2002	$ 99,839
2003	99,769
2004	99,769
2005	99,769
2006	107,643
TOTAL MINIMUM FUTURE RENTAL PAYMENTS	$ 506,789

Total minimum future rental payments have not been reduced by $147,700 of sublease rentals to be received in the future under a non-cancelable sublease.

Following is a summary of rental expense under the office lease:

	2001	2000
Minimum Rentals	$ 100,050	$ 100,050
Rent Escalation	1,872	2,184
Less: Sublease Rentals	(45,840)	(45,920)
NET OFFICE RENT	$ 56,082	$ 56,314

NOTE (D) INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the basis used for income tax purposes.

The tax effects of significant items comprising the net deferred tax liability are as follows:

	2001	2000
Unrealized (Losses) Gains on Securities	$ (12,524)	$ 9,261
Accelerated Tax Depreciation	16,450	16,705
TOTAL DEFERRED INCOME TAXES PAYABLE	$ 3,926	$ 25,966

PROVISION FOR INCOME TAXES

The components of the income tax provision are as follows:

	2001	2000
Federal Income Taxes	$ 36,341	$ 32,827
State Income Taxes	14,813	19,090
Deferred Income (Refund) Taxes	(255)	11,103
Federal Income Tax (Refund)	(1,253)	(10,840)
TOTAL PROVISION FOR INCOME TAXES	$ 49,646	$ 52,180

NOTE (E) COMMITMENTS

As provided by the corporation's bylaws, the common stock owned by a shareholder who terminates employment, is required to be purchased by the corporation. In the event this occurs, the shares will be purchased through insurance proceeds and / or general corporate assets.

NOTE (F) CONCENTRATION OF CREDIT RISK

The Corporation maintains various cash balances at a bank. The accounts at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

EPSTEIN, TABOR & SCHORR
CERTIFIED PUBLIC ACCOUNTANTS
PITTSBURGH, PA.

To the Board of Directors
H.L. Zeve Associates, Inc.
Pittsburgh, Pennsylvania

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE l7a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of H.L. Zeve Associates, Inc. as of and for the year ended December 31, 2001 and 2000, and have issued our report thereon dated January 23, 2002. Our audit was intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole. The additional information presented in the following pages for the year ended December 31, 2001, has been taken primarily from the accounting and other records of the Corporation and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly in all material respects in relation to the basic financial statements taken as a whole.

Epstein, Tabor + Schorr
Certified Public Accountants

Pittsburgh, Pennsylvania
January 23, 2002

EPSTEIN, TABOR & SCHORR

CERTIFIED PUBLIC ACCOUNTANTS

PITTSBURGH, PA.

To The Board of Directors
H. L. Zeve Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of H. L. Zeve Associates, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. This supplementary report, which contains comments not considered necessary for a fair presentation either of financial position, or of the schedules and other data, is being furnished as required by the audit requirements of Rule 17a-5 of the Securities and Exchange Commission. As a part of our audit, we made a study and evaluation of the Corporation's system of internal accounting control (including the accounting system, procedures for safeguarding clients' funds and procedures employed quarterly in accounting for clients' funds) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Under these standards, the purposes of such evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with auditing standards generally accepted in the United States of America, including the study and evaluation of the Corporation's system of internal accounting control (including the accounting system, procedures for safeguarding clients' funds and procedures employed quarterly in accounting for clients' funds) for the year ended December 31, 2001, that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. Such study and evaluation disclosed no conditions that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of H. L. Zeve Associates, Inc. may occur and not be detected within a timely period.

These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2001 financial statements, and this report does not affect our report on these financial statements dated January 23, 2002.

Epstein, Tabor & Schorr
Certified Public Accountants

Pittsburgh, Pennsylvania
January 23, 2002

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: H.L. ZEVE ASSOCIATES INC. [13]

SEC FILE NO.: 8-35195 [14]

FIRM ID. NO.: 17427 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2400 DOMINION TOWER [20]
(No. and Street)

PITTSBURGH [21] PA [22] 15222 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/01 [24]

AND ENDING (MM/DD/YY): 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. PATRICIA CALHOUN [30]

(Area Code)—Telephone No.: (412) 281-4567 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
NONE	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

9A-017427-M IIA
H.L. ZEVE ASSOCIATES, INC.
HARVEY L. ZEVE
2400 CNG TOWER,
PITTSBURGH PA 15222

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 19 ____
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

EPSTEIN, TABOR + SCHORR [70]

ADDRESS Number and Street	City	State	Zip Code
1600 CENTRE CITY TOWER, [71]	PITTSBURGH, [72]	PA. [73]	15222 [74]

Check One

(✓) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H. L. ZEVE ASSOCIATES, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) ______ 99

SEC FILE NO. ______ 98

Consolidated ___ 198

Unconsolidated ___ 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 151,332	200			$ 151,332	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	759,588	424				
E. Spot commodities		430			759,588	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	93,191	680	93,191	920
11. Other assets		535	22,227	735	22,227	930
12. TOTAL ASSETS	$	540	$ 115,418	740	$ 1,026,338	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H. L. ZEVE ASSOCIATES INC. as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	35,488	1205		1385	35,488	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$	1230	$	1450	$	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			3 984	1792
C. Additional paid-in capital			319 337	1793
D. Retained earnings			667 529	1794
E. Total			990 850	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 990 850	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 1 026 338	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H. L. ZEVE ASSOCIATES, INC.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	<39,554>	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	95	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,835,114	3975
8. Other revenue	29,035	3995
9. Total revenue	$ 1,824,690	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 944,549	4120
11. Other employee compensation and benefits	424,836	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	3,425	4195
15. Other expenses	427,090	4100
16. Total expenses	$ 1,799,900	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 24,790	4210
18. Provision for Federal income taxes (for parent only)	13,049	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 11,741	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 36,985	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H. L. ZEVE ASSOCIATES, INC as of 12-31-01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k)	(2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)	(2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335		4570
D. (k)	(3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H. L. ZEVE ASSOCIATES, INC. as of 12-31-01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 990,850	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			990,850	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 990,850	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 115,418	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(115,418)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 875,432	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	51,364	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(51,364)	3740
10.	Net Capital			$ 824,068	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H. L. ZEVE ASSOCIATES, INC as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,366	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14.	Excess net capital (line 10 less 13)	$ 799,068	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 820,520	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 35,488	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 35,488	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 4.3%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER H.L. ZEVE ASSOCIATES, INC.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 979,109	4240
A. Net income (loss)			11,741	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 990,850	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

3/78

H.L. ZEVE ASSOCIATES, INC.
SEC FILE NO. 8-35195
REPORT CHECKLIST SUPPLEMENT

The following reports and reconciliations, required for attachment to the facing page of the Annual Audited Report Form X-17A-5 Part III, are not included for the following reasons.

NOT APPLICABLE

(f) Statement of changes in liabilities subordinated to claims of creditors.

NOT APPLICABLE SINCE H. L. ZEVE ASSOCIATES, INC. IN ACCORDANCE WITH PARAGRAPH (1)(e), SCHEDULE C OF ARTICLE II, SECTION 2 OF THE NASD BY-LAWS, OPERATES IN ACCORDANCE WITH THE EXECUTIVE PROVISIONS OF PARAGRAPH (K)(2)(i) OF SEC RULE 15c3-3:

(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

(i) Information relating to the possession or control requirements under Rule 15c3-3.

The following schedule is presented in order to comply with certain reporting requirements listed on the facing page.

(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

(k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

1. **TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION**

PER BROKER/DEALER REPORT	$	973,601
AUDIT ADJUSTMENTS:		
Record Additional Expenses	$	(3,254)
Record Loss on Asset Disposal		(781)
Adjust Corporate Income Tax Accruals		(2,106)
Adjust Provision for Deferred Income Taxes		22,040
Accrue Estimated Federal Income Tax Refund		1,253
Adjust Depreciation		97
NET AUDIT ADJUSTMENTS	$	17,249
PER AUDIT REPORT	$	**990,850**

H.L. ZEVE ASSOCIATES, INC.
SEC FILE NO. 8-35195
REPORT CHECKLIST SUPPLEMENT - (CONTINUED)

2. TOTAL NON-ALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION

PER BROKER/DEALER REPORT	$ 114,849
AUDIT ADJUSTMENTS:	
Accrue Estimated Federal Income Tax Refund	$ 1,253
Decrease in Furniture & Equipment, Net	(684)
NET AUDIT ADJUSTMENTS	$ 569
PER AUDIT REPORT	$ 115,418

3. NET CAPITAL

PER BROKER/DEALER REPORT	$ 807,388
NET CHARGE:	
(Increase) in Non-Allowable Assets	$ (569)
Increase in Profit and Loss	17,249
TOTAL INCREASE IN NET CAPITAL	$ 16,680
PER AUDIT REPORT	$ 824,068